Exhibit 107
CALCULATION OF FILING FEE TABLES
Schedule 14A
(Form Type)

Tiptree Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to Be Paid (1)	$1,140,150,000.00 (2)	0.00013810	$157,454.72 (3)
Fees Previously Paid	$—		—
Total Transaction Valuation	$1,140,150,000.00
Total Fees Due for Filing			$157,454.72
Total Fees Previously Paid			$—
Total Fee Offsets			$—
Net Fee Due			$157,454.72

(1)	Fee computed on table above per Exchange Act Rules 14a-6(i)(1) and 0-11.

(2)	The maximum aggregate cash consideration to be received by Tiptree Inc. in connection with the transaction is $1,140,150,000.00.

(3)
In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Exchange Act Rule 0-11, the filing fee was determined as the product of the aggregate value of the transaction as calculated in note (2) above and 0.00013810.